Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    ScotiaMcLeod Announces Portfolio Advisor Changes for Three of its Funds

    TORONTO, Oct. 2 /CNW/ - ScotiaMcLeod today announced portfolio advisor changes for three of its funds.

    Effective November 1, 2007 the following portfolio advisor changes will take place:

    <<
    -   Logan Circle Partners, L.P. will become portfolio advisor to the
        Pinnacle American Core-Plus Bond Fund, replacing Delaware Investment
        Advisers. Logan Circle Partners is a Philadelphia, PA based asset management firm focused exclusively on institutional investment management services. The firm was founded in early 2007 but is comprised of an investment team that has worked together previously and is striving to continue to apply the same successful fixed income investment strategies that have produced favorable results for its clients in the past; and

    -   Munder Capital Management will become portfolio advisor to the
        Pinnacle International Small to Mid-Cap Value Equity Fund, replacing the Boston Company Asset Management, LLC. Munder Capital Management
        is a Birmingham, MI based asset management firm providing investment advisory services to an extensive range of institutional clients, including pension plans, corporations and government agencies.
        Founded in 1985, with approximately $30 billion in assets under management, Munder focuses on international investing using a value oriented investment style that has produced superior long-term results through capital growth for its clients.

    Effective January 2, 2008 the following portfolio advisor change will take place:

    -   Montrusco Bolton Investments Inc. will become portfolio advisor for the Pinnacle Canadian Mid Cap Value Equity Fund, replacing Foyston,
        Gordon & Payne Inc. Montrusco Bolton Investments Inc. (MBII) is a
        Montreal based portfolio management firm serving institutional and private investors. The company, whose origins date back to 1946, has some $6 billion in assets under management. Characteristic of MBII management is its investment philosophy, "Ownership Investment,"
        which emphasizes the quality of the companies selected and the rigor of its management process.
    >>

    The Pinnacle Program is a managed asset solution offered exclusively through ScotiaMcLeod, a division of Scotia Capital Inc. and one of Canada's leading full-service investment firms. ScotiaMcLeod is also a Canadian
Investor Protection Fund (CIPF) member and the manager of the Pinnacle Program
Funds.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Frank Switzer, Director, Scotiabank Public
Affairs, at (416) 866-7238, or frank_switzer(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 12:09e 02-OCT-07